31 August 2005

Steven Jacobs
United States Securities and Exchange Commission	MEPC Limited
Washington	4th Floor, Lloyds Chambers
D.C. 20549	1 Portsoken Street
London E1 8LW

Re: MEPC Limited

Form 20F for Year ended September 30, 2004

Filed March 31, 2005

File No. 1-13942-01

Dear Mr Jacobs,

Further to your letter of July 18, 2005 I would respond to your comments as follows:

1)	With reference to paragraphs 41-44 SFAS 144: Note 27 of our 20F is a reconciliation of net income under UK GAAP to net income under US GAAP and does not attempt to show the constituent elements of either. MEPC Limited is a property investment company and the acquisition and disposal of real estate is one of its core activities and therefore under UK GAAP the disposal of real estate does not constitute a discontinuation of an operation and there is no separate accounting given in the UK financial statements. Since UK GAAP does not have a corresponding reporting requirement for discontinued operations, the reconciliation is not meaningful. Gross income from our retail portfolio is separately identified on page 20 of our 20F and full analysis of the relevant net income is included in ITEM 5A: Operating Results.

2)	With reference to paragraphs 47-48 SFAS 144: at our balance sheet date we did not have any properties which we would classify as “Held for sale”. As discussed above our business is real estate and therefore our properties are frequently available for sale. It is not uncommon for management to engage in significant discussions, even go to contract, and then not complete the transaction. Accordingly management considers that the company is only committed to a plan of sale, which is a requirement under SFAS 144, when the property is under contract and per the contract, the company is now contractually obliged to close or under significant penalties if it fails to close. Upon meeting the above criteria the company does apply US GAAP “held for sale” accounting.

Further to the other points in your letter MEPC Limited acknowledges that :

•	it is MEPC’s responsibility for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	MEPC may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

Should you require further information please contact Jim Brady or the undersigned .

Yours faithfully,

/s/ Richard Harrold
Richard Harrold

Registered and Head Office
4th Floor, Lloyds Chambers
1 Portsoken Street
London E1 8LW
Telephone 020 7702 6100
Facsimile 020 7702 6123
www.mepc.com
Registered in England No 420575